[Letterhead of Perkins Coie LLP]

November 8, 2005

Daniel F. Duchovny
Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Emeritus Corporation

Schedule TO-I

Filed October 18, 2005

File No. 005-45305

Dear Mr. Duchovny:

On behalf of Emeritus Corporation (the "Company"), we enclose Amendment No. 1 (the "Amendment") to the Schedule TO-I filed on October 18, 2005 (the "Schedule TO"). This Amendment, together with this letter, sets forth the responses of the Company to the Staff's comments relating to the Schedule TO contained in your letter dated October 25, 2005 (the "Comment Letter"). The responses are numbered to correspond to the numbers of the comments in the Comment Letter.

Offer to Purchase

Summary Term Sheet

Who owns the existing debentures?, page 1

Comment No. 1

1.	Please name the two directors which represent the Saratoga Entities on your board of directors.

Response to Comment No. 1

In response to this comment, the Company has amended the section of the Offering Memorandum filed as exhibit (a)(1) to the Schedule TO (the "Offering Memorandum")

[Letterhead of Perkins Coie LLP]
Daniel F. Duchovny
Securities and Exchange Commission
November 8, 2005

entitled "Summary Term Sheet - Who owns the existing debentures?" to name the directors affiliated with Saratoga.

Forward-Looking Statements, page 9

Comment No. 2

2.
You have stated that "[t]he Private Securities Litigation Reform Act of 1995 provides a safe harbor from civil litigation for forward-looking statements accompanied by meaningful cautionary statements." Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please revise to delete the reference and confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

Response to Comment No. 2

In response to this Comment, the Company has deleted the reference to the Private Securities Litigation Reform Act of 1995 (the "Act") in the Offering Memorandum. The Company has instructed us to confirm to you that the Company will avoid making reference to the Act in all future communications in connection with the exchange offer.

Summary Consolidated Financial Data, page 10

Comment No. 3

3.
We note you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and have provided the summary information required by Item 1010(c). Please provide the ratio of earnings to fixed charges and the book value per share information required by Item 1010(c)(4) and (5).

Response to Comment No. 3

In response to this Comment, the Company has provided the ratio of earnings to fixed charges and the book value per share information in the section of the Offering Memorandum entitled "Summary Consolidated Financial Data."

[Letterhead of Perkins Coie LLP]
Daniel F. Duchovny
Securities and Exchange Commission
November 8, 2005

The Exchange Offer, page 22

Comment No. 4

4.
Your ability "to terminate the exchange offer for any reason or no reason" renders the offer illusory. Please revise this section, the conditions section and throughout the document to eliminate this right.

Response to Comment No. 4

In response to this Comment, the Company has amended the second and third paragraphs under the section of the Offering Memorandum entitled "The Exchange Offer -- Terms Of The Exchange Offer; Period For Tendering Existing Debentures" to delete references to the Company's right to terminate the exchange offer for any reason or no reason.

Release of Legal Claims by Tendering Existing Debentureholders, page 23

Comment No. 5

5.
Please note that the security holders may not contract away their rights under the federal securities laws. See Section 29(a) of the Securities Exchange Act of 1934. Please delete all references to that effect in your offer document.

Response to Comment No. 5

In response to this Comment, the Company has amended the section of the Offering Memorandum entitled "The Exchange Offer -- Release of Legal Claims By Tendering Existing Debentureholders" to clarify that security holders are not releasing claims under federal securities laws.

Conditions to the Offer, page 23

Comment No. 6

6.
We note that the offer is conditioned upon the receipt of necessary governmental approval. Please expand to clarify what approvals are necessary. Currently, it is unclear what approvals, other than qualification under the TIA which is covered by a separate condition, are necessary.

[Letterhead of Perkins Coie LLP]
Daniel F. Duchovny
Securities and Exchange Commission
November 8, 2005

Response to Comment No. 6

In response to this Comment, the Company has amended the section of the Offering Memorandum entitled "The Exchange Offer - Conditions to the Exchange Offer" to delete the condition related to receipt of governmental approvals.

Comment No. 7

7.
Refer to the third sentence in the second paragraph of this section and to the last sentence of Instruction 10 to the Letter of Transmittal. This language suggests that once an offer condition is triggered, the company must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response to Comment No. 7

In response to this Comment, the Company has instructed us to confirm to you that it understands that it may need to extend the expiration date of the exchange offer if it waives a material condition to the exchange offer.

Comment No. 8

8.
We note you reserved the right to waive the occurrence of any of the conditions to the offer "at any time." Defining the conditions as an ongoing right that may be asserted "at any time" suggest that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure in this section and in Instruction 10 to the Letter of Transmittal, to make clear that all conditions, other than those subject to governmental approvals, will be satisfied or waived on or before expiration of the offer.

[Letterhead of Perkins Coie LLP]
Daniel F. Duchovny
Securities and Exchange Commission
November 8, 2005

Response to Comment No. 8

In response to this Comment, the Company has amended section of the Offering Memorandum entitled section of the Offering Memorandum entitled "The Exchange Offer - Conditions to the Exchange Offer" to indicate that its right to waive the occurrence of the conditions to the offer at any time is limited to the period of time prior to the expiration of the exchange offer.

The Company respectfully submits that Instruction 10 to the Letter of Transmittal already indicates that the Company's right to waive the occurrence of the conditions to the offer is limited to the time prior to the expiration of the Exchange Offer.

Material United States Federal Income Tax Considerations, page 30

Comment No. 9

9.	Revise this subsection to clarify that you describe all material federal tax consequences of the transaction, not only the "principal" consequences.

Response to Comment No. 9

In response to this Comment, the Company has replaced the word "principal" with "material" in the first paragraph of the section of the Offering Memorandum entitled "The Exchange Offer - Material United States Tax Considerations".

Comment No. 10

10.	Delete the reference to this discussion being for "general information only" in the legend on page 30. Security holders are entitled to rely upon the discussion.

Response to Comment No. 10

In response to this Comment, the Company has deleted the above mentioned reference in the second paragraph of the section of the Offering Memorandum entitled "The Exchange Offer - Material United States Tax Considerations."

[Letterhead of Perkins Coie LLP]
Daniel F. Duchovny
Securities and Exchange Commission
November 8, 2005

Comparison of Terms, page 40

Comment No. 11

11.
Please revise the language in the "Issue Date" paragraph under the New Debentures section that states that you will issue the new debentures "as soon as practicable" following the expiration of the offer to state that you will issue the new debentures "promptly," as required by Rule 13e-4(f)(5).

Response to Comment No. 11

In response to this Comment, the Company has amended the disclosure in the section of the Offering Memorandum entitled "Summary Term Sheet - Will the accrued interest on my tendered existing debentures be paid?" and in the section of the Offering Memorandum entitled "Description of New Debentures -- Comparison of Terms of Existing Debentures and New Debentures" to indicate that it will issue the new debentures promptly following the expiration and acceptance of the offer.

Letter of Transmittal

Comment No. 12

12.
We note that beginning on page 6 of the Letter of Transmittal you required tendering security holders to certify that they have "reviewed" the terms of the offer. The form improperly asks security holders to certify that they have "reviewed" the terms of the offer. Please revise to delete the requirement that security holders certify that they have "reviewed" the offer. Alternatively, amend the form to include a legend in bold typeface that indicates Emeritus Corporation does not view the certification made by security holders that they understand the offer materials as a waiver of liability and that Emeritus Corporation promises not to assert that this provision constitutes a waiver of liability.

Response to Comment No. 12

In response to this Comment, the Company has amended the Letter of Transmittal to delete the reference to the certification that tendering security holders have reviewed the terms of the offer.

[Letterhead of Perkins Coie LLP]
Daniel F. Duchovny
Securities and Exchange Commission
November 8, 2005

_____________________

Attached to this response letter is a letter from the Company containing the acknowledgements requested at the end of the Comment Letter. The Company would greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter, please contact the undersigned at (206) 359-8771 or Paul Sassalos at (206) 359-8890.

Very truly yours,

                              /s/ Michael Stansbury

                                Michael Stansbury

cc (via fax):	Emeritus Corporation (Raymond Brandstrom)
Perkins Coie LLP (S. Paul Sassalos)

November 4, 2005
Daniel F. Duchovny
Attorney-Advisor
Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Emeritus Corporation

Schedule TO-I

Filed October 18, 2005

File No. 005-45305

Dear Mr. Duchovny:
Emeritus Corporation (the "Company") hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO-I;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
•

Sincerely,

/s/ Raymond R. Brandstrom
Raymond R. Brandstrom
Vice President of Finance,
Chief Financial Officer, and Secretary

3131 Elliott Avenue, Suite 500 • Seattle WA 98121
PHONE 206.298.2909 • FAX 206.301.4500 • www.emeritus.com